UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Eastside Distilling Inc.
(Name of Issuer) Common Stock, $0.0001 par value
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

277802302
(CUSIP Number)

Paul Rubacky

Chief Compliance Officer and Chief Financial Officer

c/o Quad Management Capital Advisors, LLC

90 Park Avenue, 5th Floor

New York, NY 10016

(646) 432-0436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	776650103	Page 2 of 9 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Quad Capital Management Advisors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
590,910
	8	SHARED VOTING POWER
590,910
	9	SOLE DISPOSITIVE POWER
590,910
	10	SHARED DISPOSITIVE POWER
590,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
590,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (1)
14		TYPE OF REPORTING PERSON
IA

(1)	This percentage is based on 9,982,189 shares outstanding as of March 30, 2020 as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2020.

CUSIP No.	776650103	Page 3 of 9 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Quad Management Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
590,910
	8	SHARED VOTING POWER
590,910
	9	SOLE DISPOSITIVE POWER
590,910
	10	SHARED DISPOSITIVE POWER
590,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
590,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9.% (1)
14		TYPE OF REPORTING PERSON
OO (Limited Liability Company)

(1)	This percentage is based on 9,982,189 shares outstanding as of March 30, 2020 as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2020.

CUSIP No.	776650103	Page 4 of 9 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
John Guarino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
590,910
	8	SHARED VOTING POWER
590,910
	9	SOLE DISPOSITIVE POWER
590,910
	10	SHARED DISPOSITIVE POWER
590,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
590,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (1)
14		TYPE OF REPORTING PERSON
IN

(1)	This percentage is based on 9,982,189 shares outstanding as of March 30, 2020 as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2020.

Explanatory Note

The Reporting Persons (as defined below) were eligible to file a Schedule 13G on May 22, 2019. As of August 27, 2019, pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Person determined that they are now required to file this statement on Schedule 13D. As of May 27, 2020 pursuant to Rule 13d-2(a), Reporting Persons are filing an amendment to report the deposition of beneficial ownership of securities in an amount equal to one percent or more of the class of securities of the Issuer (as defined below).

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Eastside Distilling, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1001 SE Water Avenue, Suite 390 Portland, Oregon 97214.

Item 2.	Identity and Background.

(a) and (f) This Schedule 13D is being filed by (collectively, the “Reporting Persons”): (i) Quad Capital Management Advisors, LLC (“Quad” or the “Manager”), a Delaware limited liability company, (ii) Quad Management Partners, LLC, a Delaware limited liability company (“QMP”), and (iii) John Guarino, a citizen of the United States. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

This statement relates to shares of Common Stock held directly by certain funds and accounts, of which the Manager acts as investment manager or sub-adviser (collectively, the “Accounts”). All investment and voting decisions for the Accounts have been delegated to the Manager in its capacity as investment manager or sub-adviser. QMP is the sole member of the Manager. Mr. Guarino is the managing member of QMP. Each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock held by the Accounts. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(b) The address of the principal offices of each of the Reporting Persons is 90 Park Avenue, Floor 5, New York, NY 10016.

(c) The principal business of the Manager is to provide investment advisory services and/or sub advisory services to the Accounts. The principal business of QMP is serving as the managing member of Quad. The principal occupation or employment of Mr. Guarino is to serve as the managing member of QMP.

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The 590,910 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired in the ordinary course of business for an aggregate of approximately $898,183 with working capital of the Accounts set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons will continue to evaluate their investment in the Issuer’s Common Stock and may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, including by engaging, to the extent permitted by applicable law, in short selling of, or any hedging or similar transaction with respect to, the Common Stock, at times and in such manner as they deem advisable. As part of its evaluation, the Reporting Persons will continue to monitor and assess the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation, board composition and other related matters, as well as prevailing marketing conditions, alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such with managers or directors of the Issuer, other shareholders, industry analysts, industry participants, investment and financing professionals courses of credit and other investors.

Expect as set forth herein, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. The beneficial ownership percentages reported herein are based on 9,982,189 Shares outstanding as of March 31, 2020, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on May 14, 2020.

As of the date hereof, the Accounts hold 590,910 shares of Common Stock.

(c)       Except for the transactions listed in Exhibit 2 hereto, there have been no transactions in the shares of Common Stock by the Reporting Person during the past 60 days.

(d)       To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the Accounts, or their partners, members, affiliates or shareholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e)       This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understanding or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1- Joint Filing Agreement

Exhibit 2 – Transaction Report

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2020

Quad Capital Management Advisers, LLC

By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

Quad Management Partners, LLC

By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

By:	/s/ John Guarino
Name: John Guarino
Title: Managing Member of Quad Management Partners LLC

Exhibit 1

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Eastside Distilling, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: June 2, 2020

Quad Capital Management Advisers, LLC

By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

Quad Management Partners, LLC

By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

By:	/s/ John Guarino
Name: John Guarino
Title: Managing Member of Quad Management Partners LLC

Exhibit 2 - Transaction Report

Quad Capital Management Advisors, LLC

Date	Number of Shares	Price per Share	Total Cost
5/26/20	15644	$1.58	$24,732.62
5/27/20	797	$1.52	$1,211.41
5/26/20	31180	$1.58	$49,294.49
5/26/20	1800	$1.54	$2,763.47
5/22/20	34504	$1.57	$54,042.42
5/27/20	15027	$1.47	$22,026.09
5/22/20	200	$1.59	$317.99

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2020	COMPANY NAME

	By:	/s/ Paul Rubacky
	Name:	Paul Rubacky
	Title:	Chief Compliance Officer and Chief